SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

THE MIDLAND COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

597486109
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 597486109                                        Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph P. Hayden III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 813,447.5
	6	SHARED VOTING POWER 424,808.3
	7	SOLE DISPOSITIVE POWER 813,447.5
	8	SHARED DISPOSITIVE POWER 424,808.3
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,238,255.8
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

Item 1(a)	Name of Issuer: The Midland Company

Item 1(b)	Address of Issuer's Principal Executive Office: 7000 Midland Boulevard Amelia, Ohio 45102-2607

Item 2(a)	Name of Person Filing: Joseph P. Hayden III

Item 2(b)	Address of Principal Business Office: 7000 Midland Boulevard Amelia, Ohio 45102-2607

Item 2(c)	Citizenship: U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock, No Par Value

Item 2(e)	CUSIP Number: 597486109

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a: N/A

Item 4	Ownership:

(a)	See Item 9 of cover page.
(b)	See Item 11 of cover page.
(c)	See Items 5-8 of cover page.

Items 5, 7 and 9 include 25,206 shares held by Mr. Hayden’s spouse, 207,945 shares held by a limited liability company controlled by Mr. Hayden, 22,902 shares held in trust for Mr. Hayden’s children over which Mr. Hayden’s wife has sole voting and investment power and 125,622.5 shares that may be acquired through the exercise of options within 60 days. Items 6, 8 and 9 include 424,808.3 shares held by Mr. Hayden as Co-Trustee for various trusts over which Mr. Hayden has shared voting and investment power.

According to its Form 10-Q filed with the SEC on November 9, 2007, as of November 7, 2007, Midland had 19,391,797 shares of its Common Stock outstanding. Accordingly, Mr. Hayden is deemed to beneficially own 6.3% of the outstanding Common Stock of Midland.

Item 5	Ownership of 5% or Less of Class: N/A

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Page 4 of 4 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification: N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008	/s/ Joseph P. Hayden III
Joseph P. Hayden III